

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

June 16, 2010

Michael J. Wood
Vice President and Chief Accounting Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

Re: **Raytheon Company**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed February 24, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed April 26, 2010
             File No. 001-13699

Dear Mr. Wood:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director